U. S. Securities and Exchange Commission
                          Washington, D.C. 20549

                               FORM NT 10-Q                    ---------------
                                                               SEC FILE NUMBER
                       NOTIFICATION OF LATE FILING                 0-31729
                                                               ---------------

(Check One): ( )Form 10-K and Form 10-KSB  ( )Form 20-F  ( )Form 11-K
             (X)Form 10-Q and Form 10-QSB  ( )Form N-SAR

             For Period Ended:  March 31, 2002
                                ------------------

             ( )  Transition Report on Form 10-K
             ( )  Transition Report on Form 20-F
             ( )  Transition Report on Form 11-K
             ( )  Transition Report on Form 10-Q
             ( )  Transition Report on Form N-SAR

             For the Transition Period Ended: _____________________

------------------------------------------------------------------------
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________________

PART I - REGISTRANT INFORMATION

Clariti Telecommunications International, Ltd.
----------------------------------------------
Full Name of Registrant

1341 North Delaware Avenue, Suite 300
---------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Philadelphia, PA 19125
------------------------
City, State and Zip Code


















PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.


PART III - NARRATIVE

On April 18, 2002, Clariti Telecommunications International, Ltd.("the Company) filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Pennsylvania. The Company is awaiting approval from the Court for the engagement of accounting professionals to review the quarterly financial statements of the Company prior to release. As a result, it is management's opinion that financial statements for the three and nine-month period ended March 31, 2002 cannot be completed by May 15, 2002(the original due date for Form 10-Q) without unreasonable effort or expense. Management expects to file a completed Form 10-Q for the quarter ended March 31, 2002 on or before May 20, 2002.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Michael McAnulty               215            425-9635
      ------------------          ---------     ----------------
            Name                  Area Code     Telephone Number


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months been
    filed?                                                     (X)Yes  ( )No










                                      2

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report thereon?
                                                               (X)Yes  ( )No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Explanation:
    -----------
    Registrant incurred net losses of $8,203,000 and $20,982,000 for the three-month and nine-month periods ended March 31, 2001, respectively. Final consolidated results of operations for the corresponding periods of the current fiscal year have not yet been completed. During the three-month and nine-month periods ended March 31, 2001, the Registrant was a provider of wire-line telecommunication services through its interest in several businesses with operations in the United States, United Kingdom and Australia. Substantially all of its interests in such businesses were divested during the year ended June 30, 2001, representing the disposal of a business segment under Accounting Principals Board Opinion No. 30. Accordingly, financial statements for the three-month and nine-month periods ended March 31, 2002 will exclude such divested operations, and financial statements for the three-month and nine-month periods ended
    March 31, 2001 will be restated to conform to discontinued operations treatment.





              Clariti Telecommunications International, Ltd.
              ----------------------------------------------
               (Name of Registrant as Specified in Charter)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 15, 2002                      By: s/Michael McAnulty
       -----------------                     --------------------
                                             Michael McAnulty
                                             Vice President of Finance












                                      3